[Letterhead of Sullivan & Cromwell LLP]

March 28, 2011

Via Email and EDGAR

Mr. John M. Ganley,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC

(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per our prior discussion, in the interest of expediting your review of the Registration Statement on Form N-2 (the “Form N-2”) filed by our client, OFS Capital, LLC (the “Company”), with the Securities and Exchange Commission, as most recently amended on March 17, 2011, we are providing to the staff supplementally the draft risk factor disclosure attached as Annex A hereto. In response to the comment you made in our telephone call on March 24, 2011, we would propose to include the new risk factor set forth in the attached in the next amendment to the Form N-2. If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Glenn R. Pittson

(OFS Capital, LLC)

Jonathan H. Talcott

(Nelson Mullins Riley & Scarborough LLP)

Annex A

Various events could negatively impact the value of our investment in OFS Capital WM (and, as a result, your investment in us), including an event of default under the WM Credit Facility documentation and the substantive consolidation of OFS Capital WM with us.

The WM Credit Facility documentation contains several events of default, including breaches of representations and warranties by us, OFS Capital WM or Madison Capital and breaches of covenants that prohibit certain actions by us, OFS Capital WM, Madison Capital or the affiliate of Madison Capital that acts as loan manager for OFS Capital WM. If an event of default were to occur, the trustee, at the request of the controlling lender, will accelerate the outstanding indebtedness under the WM Credit Facility and may enforce its rights in the collateral securing the facility. As we have pledged our equity interest in OFS Capital WM as security for the obligations under the WM Credit Facility, we may lose all or a portion of our investment in OFS Capital WM if an event of default occurs. Breaches of the WM Credit Facility documentation that fall short of an event of default could also negatively impact the value of our equity interest in OFS Capital WM and the value of your investment in OFS Capital.

The structure of the OFS Capital WM Transaction is intended to avoid, in the event of our bankruptcy, the consolidation of OFS Capital WM into our operations or estate in bankruptcy. If the true sale of the assets that we sold to OFS Capital WM on September 28, 2010 were not respected in the event of our bankruptcy, a trustee or debtor-in-possession might be able to recharacterize the transaction as a secured financing where the assets of OFS Capital WM would be included in our estate and the indebtedness then outstanding under the WM Credit Facility would be treated as our indebtedness. The debt of OFS Capital WM at such time may be substantial and could result in our stockholders receiving substantially less than they otherwise would have or nothing in the event of our bankruptcy.